UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

               UNITED STATES SATELLITE BROADCASTING COMPANY, INC.
               --------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.0001 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                    912534104
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 1998
                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 17 Pages

                                                              Page 2 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 4,779,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,779,350
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,779,350

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    20.52%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 4,779,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,779,350
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,779,350

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              |X|

13       Percent of Class Represented By Amount in Row (11)

                                    20.52%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 4,779,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,779,350
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,779,350

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    20.52%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 9125234104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  4,779,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,779,350
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,779,350

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    20.52%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Mr. George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,779,350
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,779,350

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,779,350

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    20.52%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                            a. [_]
                                                            b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  683,100
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,779,350
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   683,100
    With
                           10       Shared Dispositive Power
                                            4,779,350

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,462,450

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    23.45%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Tivadar Charitable Lead Trust u/a/d
                  9/30/82 By George Soros As Grantor

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 1,425,200
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,425,200
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,425,200

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                     6.12%

14       Type of Reporting Person*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 17 Pages



          This Amendment No. 2 to Schedule 13D relates to shares of Class A Common Stock, $.0001 par value per share (the "Shares"), of United States
Satellite Broadcasting Co., Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated June 6, 1996 and Amendment No. 1 thereto dated January 1, 1997 (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)  Quantum Industrial Partners LDC ("QIP");

          (ii) QIH Management Investor, L.P. ("QIHMI");

          (iii) QIH Management, Inc. ("QIH Management");

          (iv) Soros Fund Management LLC ("SFM LLC");

          (v)  George Soros ("Mr. Soros");

          (vi) Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

          (vii)Tivadar Charitable Lead Trust u/a/d 9/30/82, by Mr. Soros as Grantor ("Tivadar").

          This statement relates to Shares held for the accounts of QIP, Tivadar, Mr. Druckenmiller and Druck (as defined herein).

          Item 2 is supplemented as follows:

          Updated information concerning the directors and officers of QIP and QIHMI is set forth in Annex A hereto and incorporated herein by reference. Updated information concerning the Managing Directors of SFM LLC is set forth in Annex B hereto and incorporated herein by reference.

          In March of 1997, Mr. Druckenmiller transferred 530,000 of the 705,900 Shares held for his personal account (assuming conversion into Shares of all the shares of Common Stock then held for his account) to Druck Corporation, a New York corporation ("Druck"). Mr. Druckenmiller is the sole shareholder and sole director of Druck. In his capacity as sole shareholder and sole director of Druck, Mr. Druckenmiller exercises voting and dispositive power over the securities held for the account of Druck, and as such may be deemed the beneficial owner of such securities, including the Shares.

                                                             Page 10 of 17 Pages


          On July 9, 1997, Mr. Gary Gladstein ("Mr. Gladstein") was appointed a trustee of Tivadar.

Item 4.   Purpose of Transaction.

          All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP, Tivadar, Mr. Druckenmiller and Druck were acquired or disposed of for investment purposes. Neither Druck, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

          Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM LLC, Mr. Soros, Mr. Druckenmiller and/or QIP, market conditions or other factors.

          Tivadar reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Tivadar, market conditions or other factors.

          Mr.  Druckenmiller  reserves  the  right  to  acquire,  or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Mr. Druckenmiller and/or Druck, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          As of March 5, 1998 each of QIP, Tivadar, Mr. Druckenmiller and Druck converted into Shares all of their shares of Common Stock.

          (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of 4,779,350 Shares held for the account of QIP (approximately 20.52% of the total number of Shares outstanding).

               (ii) Mr. Druckenmiller may be deemed the beneficial owner of 5,462,450 Shares (approximately 23.45% of the total number of Shares outstanding). This number consists of (1) 4,779,350 Shares held for the account of QIP, (2) 175,900 Shares held for the personal account of Mr. Druckenmiller and (3) 507,200 Shares held for the account of Druck.

               (iii) Tivadar may be deemed the beneficial owner of the 1,425,200 Shares held for its account (approximately 6.12% of the total number of Shares outstanding).

                                                             Page 11 of 17 Pages


          (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract) may be deemed to have sole power to direct the voting and disposition of the 4,779,350 Shares held for the account of QIP.

               (ii) Each of Mr. Soros (as result of his position with SFM LLC) and Mr. Druckenmiller (as a result of his position with SFM LLC) may be deemed to have shared power to direct the voting and disposition of the 4,779,350 Shares held for the account of QIP.

               (iii) The power to direct the voting and disposition of the 1,425,200 Shares held for the account of Tivadar is vested in Mr. Neus and Mr. Gladstein, as the trustees of Tivadar.

               (iv) The power to direct the voting and disposition of the 507,200 Shares held for the account of Druck is vested in Mr. Druckenmiller, as the sole shareholder and director of Druck.

               (v) Mr. Druckenmiller has the sole power to vote and dispose of the 175,900 Shares held for his personal account.

          (c) Except as disclosed in Annex C hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions effected with respect to the Shares since January 1, 1997 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or Druck.

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) The beneficiaries of Tivadar, which include charitable donees and family members of Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Tivadar in accordance with the terms of the trust.

               (iii) Mr. Druckenmiller has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for his personal account.

               (iv) The shareholder of Druck, Mr. Druckenmiller, has the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Druck in accordance with his ownership interest in Druck.

          (e)       Not applicable.

          Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of SFM Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for his personal account, the account of Druck or the accounts of SFM Clients. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Tivadar expressly disclaims beneficial ownership of any Shares not held directly for its account.

                                                             Page 12 of 17 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          From time to time each of the Reporting Persons and/or Druck may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth herein, the Reporting Persons and/or the Druck do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 13 of 17 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 20, 1998              QUANTUM INDUSTRIAL PARTNERS LDC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH MANAGEMENT, INC., general partner

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                   QIH MANAGEMENT, INC.

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                  GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 14 of 17 Pages


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   TIVADAR CHARITABLE LEAD TRUST

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Trustee

                                                             Page 15 of 17 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Curacao Corporation           Managing Director of          Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles          Willemstad
  Managing Director           corporations                  Curacao,
  (Netherlands Antilles)                                    Netherlands Antilles



Inter Caribbean Services      Administrative services       Citco Building
Limited                                                     Wickhams Cay
  Secretary                                                 Road Town
  (British Virgin Islands)                                  Tortola
                                                            British Virgin
                                                                 Islands



                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Gary Gladstein                Managing Director of          888 Seventh Avenue
Director and President        SFM LLC                       33rd Floor
(United States)                                             NY, NY  10106


Sean C. Warren                Managing Director of          888 Seventh Avenue
Director, Vice President      SFM LLC                       33rd Floor
and Secretary                                               NY, NY  10106
(United States)


Peter Streinger               Chief Financial Officer of    888 Seventh Avenue
Treasurer                     SFM LLC                       33rd Floor
(United States)                                             NY, NY  10106


Michael C. Neus               Assistant General Counsel     888 Seventh Avenue
Vice President and            of SFM LLC                    33rd Floor
Assistant Secretary                                         NY, NY  10106
(United States)



Except as disclosed on Annex B, to the best of the Reporting Persons' knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 16 of 17 Pages


                                     ANNEX B

          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

                                                Number of shares of Common Stock
                                                --------------------------------

Scott K. H. Bessent........................................................8,775
Walter Burlock............................................................35,325
Brian J. Corvese
L. Kevin Dann
Jeffrey L. Feinberg
Arminio Fraga
Gary Gladstein
Ron Hiram
Robert K. Jermain
David N. Kowitz
Alexander C. McAree
Paul McNulty
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) except for the sale of 26,475 Shares by Mr. Gladstein on March 5, 1998, has not effected any transactions in the Shares since January 19, 1998 (60 days prior to the date hereof).

          (d) None of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                           Page 17 of 17 Pages



                                                    ANNEX C

                              RECENT TRANSACTIONS IN THE CLASS A COMMON STOCK OF
                                UNITED STATES SATELLITE BROADCASTING CO., INC.




                                   Date of                 Nature of          Number of          Price Per
For the Account of                 Transaction            Transaction           Shares             Share
------------------                 -----------            -----------         ---------          ---------
QIP/1/                              3/3/98                SOLD                92,592             10.1875
                                    3/4/98                SOLD                34,700             10.0200
                                    3/6/98                SOLD                 9,200             10.0000
                                   3/10/98                SOLD                 9,900             10.0000
                                   3/11/98                SOLD                38,200             10.0000
                                   3/12/98                SOLD                 7,300             10.0000
                                   3/18/98                SOLD                27,800              9.7400
                                   3/19/98                SOLD                34,700              9.5700

Druck                               3/4/98                SOLD                 4,900             10.0200
                                    3/6/98                SOLD                 1,300             10.0000
                                   3/10/98                SOLD                 1,400             10.0000
                                   3/11/98                SOLD                 5,400             10.0000
                                   3/12/98                SOLD                 1,000             10.0000
                                   3/18/98                SOLD                 3,900              9.7400
                                   3/19/98                SOLD                 4,900              9.5700

Tivadar                             3/4/98                SOLD                10,400             10.0200
                                    3/6/98                SOLD                 2,800             10.0000
                                   3/10/98                SOLD                 2,900             10.0000
                                   3/11/98                SOLD                11,400             10.0000
                                   3/12/98                SOLD                 2,200             10.0000
                                   3/18/98                SOLD                 8,300              9.7400
                                   3/19/98                SOLD                10,400              9.5700



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/1/ All of these transactions were effected at the direction of SFM LLC.

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